Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 21, 2025 (the “Closing Date”), pursuant to the terms of the Agreement and Plan of Merger, dated as of February 6, 2025, as amended on April 20, 2025 (the “Merger Agreement”), by and among Alumis Inc. (the “Company” or “Alumis”), Arrow Merger Sub, Inc., a direct wholly owned subsidiary of the Company (“Merger Sub”), and ACELYRIN, Inc. and its wholly owned subsidiary WH2, LLC (“ACELYRIN”), the Company completed the merger of Merger Sub with and into ACELYRIN, with ACELYRIN as the surviving entity and continuing as a direct, wholly owned subsidiary of Alumis (the “ACELYRIN Merger”). The ACELYRIN Merger is intended to qualify as a tax-free reorganization for U.S. federal and state income tax purposes.

As consideration for net assets acquired, subject to the terms and conditions of the Merger Agreement, and as of the Closing Date, the Company (i) issued 48,653,549 shares of its common stock in exchange for ACELYRIN’s issued and outstanding common stock shares and paid cash for fractional shares, (ii) assumed ACELYRIN’s stock options with an exercise price of $18.00 or less outstanding and unexercised immediately prior to the Closing Date, which were exercisable into 4,712,186 shares of the Company’s common stock, (iii) assumed ACELYRIN’s restricted stock units (“RSUs”) outstanding and unvested immediately prior to the Closing Date, which were converted into 1,323,905 of the Company’s RSUs, and (iv) assumed ACELYRIN’s performance RSUs outstanding and unvested immediately prior to the Closing Date, which were converted into 146,963 of the Company’s RSUs subject only to a service vesting condition.

Outstanding shares, stock options, RSUs and performance RSUs were exchanged at the exchange ratio of 0.4814 shares of the Company’s common stock for each share of ACELYRIN common stock (the “Exchange Ratio”). ACELYRIN’s outstanding and unexercised stock options with exercise prices more than $18.00 were cancelled. Exercise prices for the assumed stock options were determined as the product of the original exercise prices multiplied by the reciprocal of the Exchange Ratio. Converted ACELYRIN stock options and RSUs continue to vest in accordance with their original terms. Performance RSUs were deemed to have 100% satisfied their performance conditions and will vest in two equal installments on May 15 of calendar years 2026 and 2027, subject to the holder of the converted performance RSUs remaining in service with the Company or any of its subsidiaries on such date.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical consolidated statement of operations of Alumis for the year ended December 31, 2025, which includes the consolidated statement of operations of ACELYRIN from the Closing Date to December 31, 2025, with the historical financial information of ACELYRIN for the period from January 1, 2025 to immediately prior to the Closing Date, giving effect to the ACELYRIN Merger as if it had been completed on January 1, 2025. A pro forma condensed combined balance sheet as of December 31, 2025 is not presented because the ACELYRIN Merger was already reflected in Alumis’ historical consolidated balance sheet as of that date.

The following unaudited pro forma condensed combined statement of operations is based upon and derived from:

•	the historical audited consolidated financial statements of Alumis for the year ended December 31, 2025 contained in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2026;

•	the historical condensed consolidated financial statements of ACELYRIN for the three months ended March 31, 2025 contained in Exhibit 99.2 to Alumis’ Current Report on Form 8-K/A, filed with the SEC on June 30, 2025; and

•	the historical financial information of ACELYRIN for the period from April 1, 2025 to immediately prior to the Closing Date as derived from the underlying books and records of ACELYRIN immediately prior to the Closing Date.

The pro forma adjustment is based upon available information and certain assumptions, as described in the accompanying notes to the unaudited pro forma condensed combined financial information, which Alumis believes are reasonable under the circumstances as of the date hereof.

The unaudited pro forma condensed combined financial information has been prepared in accordance with the regulations of the SEC and is not necessarily indicative of the results of operations to be expected in future periods or the results that actually would have been realized had Alumis and ACELYRIN been a combined company during the specified period. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any synergies or dis-synergies, operating efficiencies or cost savings that have resulted or may result from the ACELYRIN Merger, or any integration costs. The unaudited pro forma condensed combined financial information also does not include any future integration costs.

The assumptions and estimates underlying the adjustment to the unaudited pro forma condensed combined financial information are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial information as well as the historical consolidated financial statements and accompanying notes of Alumis, and the historical consolidated financial statements and accompanying notes of ACELYRIN.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(in thousands, except share and per share amounts)

	Historical Alumis	Historical ACELYRIN (from January 1, 2025 to May 21, 2025)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue:
License revenue	$17,389	$—	$—		$17,389
Collaboration revenue	6,661	—	—		6,661
Total revenue	24,050	—	—		24,050
Operating expenses:
Research and development expenses	385,998	52,239	—		438,237
General and administrative expenses	91,856	38,144	—		130,000
Total operating expenses	477,854	90,383	—		568,237
Loss from operations	(453,804)	(90,383)			(544,187)
Other income (expense):
Gain on bargain purchase	187,907	—	—		187,907
Interest income	14,180	7,027	—		21,207
Other income (expenses), net	(169)	(86)	—		(255)
Total other income (expense), net	201,918	6,941	—		208,859
Net loss before income taxes	(251,886)	(83,442)	—		(335,328)
Income tax benefit	8,561	—	—		8,561
Net loss	$(243,325)	$(83,442)	$—		$(326,767)

Net loss per share attributable to common stockholders, basic and diluted	$(2.86)			A	$(3.13)
Weighted-average shares of common stock outstanding, basic and diluted	85,029,624			A	104,303,473

See the accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.     Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared by the Company in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information does not include transaction accounting adjustments because such adjustments and related tax effects have already been recognized in the Alumis statement of operations for the year ended December 31, 2025.

The ACELYRIN Merger closed on the Closing Date of May 21, 2025. The unaudited pro forma condensed combined statement of operations gives effect to the ACELYRIN Merger assuming that it closed on January 1, 2025, the first day of the year presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical consolidated statement of operations of the Company for the year ended December 31, 2025, which includes the consolidated statement of operations of ACELYRIN from the Closing Date to December 31, 2025, with the historical financial information of ACELYRIN for the period from January 1, 2025 to immediately prior to the Closing Date, including ACELYRIN’s condensed consolidated statement of operations for the three months ended March 31, 2025. The unaudited pro forma condensed combined balance sheet is not presented as the ACELYRIN Merger was already reflected in the historical consolidated balance sheet of the Company as of December 31, 2025. The unaudited pro forma condensed combined statement of operations does not reflect any synergies or dis-synergies, operating efficiencies or cost savings that may result from the ACELYRIN Merger in the future, or any integration costs that may be incurred in the future. The pro forma adjustment represents the Company’s best estimates and is based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

The Company and ACELYRIN prepared their respective consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The ACELYRIN Merger was accounted for as a business combination under the provisions of the Accounting Standards Codification Topic 805, Business Combinations, with Alumis being treated as the accounting acquirer. This determination is primarily based on a number of factors as of the closing of the ACELYRIN Merger, including: (i) which entity issued its equity interests, (ii) the fact that following the Closing Date, the holders of shares of Alumis common stock hold, in the aggregate, more than 50% of the issued and outstanding shares of Alumis common stock immediately following the Closing Date, (iii) the corporate governance structure of Alumis following the Closing Date, (iv) the senior management of Alumis following the Closing Date, and (v) the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that Alumis is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Purchase Price Consideration

The purchase price consideration consists of the Company’s shares of common stock issued as of the Closing Date and the additional stock-based compensation related to the fair value of replacement awards attributable to pre-combination services, and is calculated as follows (in thousands, except share and per share amounts):

Implied shares of common stock issued to holders of ACELYRIN common stock	48,653,549
Closing price per share of common stock as of Closing Date	$4.78
Consideration transferred for share exchange	$232,564
Fair value of replacement awards attributable to pre-combination services	$5,513
Total purchase price consideration	$238,077

Fair Value of Assets Acquired and Liabilities Assumed

The following table presents the final purchase price allocation of the fair value of the net assets acquired and liabilities assumed as of the Closing Date (in thousands):

Assets Acquired
Cash and cash equivalents	$49,155
Restricted cash	367
Marketable securities	333,436
Research and development prepaid expenses	958
Prepaid credit voucher for clinical manufacturing	11,376
Other prepaid expenses and current assets	8,081
Restricted cash, non-current	220
Property and equipment	420
Intangible assets	50,959
Operating lease right-of-use assets	4,349
Other assets, non-current	744
Total assets	$460,065
Liabilities Assumed
Accounts payable	$(6,518)
Research and development accrued expenses	(3,546)
Other accrued expenses and current liabilities	(5,688)
Operating lease liabilities, current	(1,390)
Operating lease liabilities, non-current	(6,238)
Deferred income tax liability	(10,701)
Total liabilities	(34,081)
Fair value of net assets	$425,984
Purchase consideration	238,077
Gain on bargain purchase	$187,907

(1)	Intangible assets represent the acquired in-process research and development (“IPR&D”) intangible asset related to the acquired lonigutamab product candidate in development as of the Closing Date. The fair value of the acquired IPR&D intangible asset was calculated as $51.0 million using the multi-period excess earnings method, which is equal to the present value of the incremental after-tax cash flows attributable to that intangible asset, using a discount rate of 24.0% based on the best estimate of a market participants after-tax weighted average cost of capital. Projected future cash flows were based on significant estimates, including estimated revenues, costs and probabilities of achieving technical and regulatory milestones, among other factors. The acquired IPR&D intangible asset is an indefinite-lived intangible asset and is subject to an annual impairment test. The Company performed a quantitative analysis for its annual impairment assessment of the acquired IPR&D intangible asset as of December 31, 2025. The quantitative analysis utilized a discounted cash flow model with assumptions that are considered level 3 inputs and concluded that the acquired IPR&D intangible asset had a fair value in excess of its carrying value as of December 31, 2025, and therefore no impairment was identified. The acquired IPR&D intangible asset is considered to be indefinite-lived until abandonment or completion of the associated research and development efforts, which generally occurs when regulatory approval is obtained.

(2)	Gain on bargain purchase was calculated as a difference between the total purchase price consideration and the fair value of net assets acquired. Gain on bargain purchase represents negative goodwill, which primarily relates to the market value of ACELYRIN’s common stock trading below the carrying value of net assets and the Exchange Ratio being fixed at the time the Merger Agreement was signed and not adjusted for subsequent changes in the market price of the Company’s common stock.

The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the Closing Date. Valuing certain components of the ACELYRIN Merger, primarily the acquired IPR&D intangible asset and a deferred income tax liability required the Company to make significant estimates and assumptions. The valuation of assets acquired and liabilities assumed was finalized during the three months ended December 31, 2025, which did not result in any measurement period adjustments.

2.     Pro Forma Statement of Operations Adjustment

The following adjustment has been reflected in the unaudited pro forma condensed combined statement of operations:

A.	Pro forma weighted-average shares of common stock outstanding, basic and diluted, for the year ended December 31, 2025 includes 85,029,624 shares of common stock as reported by the Company, adjusted for an additional 19,273,849 shares related to the common stock issued in connection with the ACELYRIN Merger. The adjustment to the weighted-average shares of common stock outstanding was calculated as the weighted-average number of shares outstanding from January 1, 2025 to immediately prior to the Closing Date for 48,653,549 shares issued by Alumis in exchange for ACELYRIN common stock shares outstanding as of the Closing Date and 1,153,660 shares of the Company’s common stock issued in connection with the accelerated vesting of replacement RSUs during the year ended December 31, 2025. The pro forma weighted-average diluted shares outstanding excludes the impact of the replacement awards issued as part of the ACELYRIN Merger because their inclusion would have been anti-dilutive.

Unaudited basic and diluted pro forma net loss per share is computed by dividing pro forma net loss by the pro forma weighted-average number of shares outstanding.